Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax income before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including loss on impairments of equity investments and amortization of excess cost of equity investments) per statements of income	$439	$2,730	$3,150	$1,213	$591
Add:
Fixed charges	2,174	1,921	1,785	1,486	766
Amortization of capitalized interest	9	5	6	5	5
Distributed income of equity investees	391	381	398	311	200
Less:
Interest capitalized from continuing operations	(71)	(75)	(52)	(27)	(15)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(4)	(377)	(390)	17	(22)
Income as adjusted	$2,938	$4,585	$4,897	$3,005	$1,525

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$2,126	$1,882	$1,742	$1,454	$718
Add:
Portion of rents representative of the interest factor	48	39	43	32	48
Fixed charges	$2,174	$1,921	$1,785	$1,486	$766

Ratio of earnings to fixed charges	1.35	2.39	2.74	2.02	1.99